# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, SUITE 3200, BAY ADELAIDE CENTRE, TORONTO, Ontario Canada (A6), M5H 0B4
Date of event which requires filing of this statement: 08/21/2025
Amends the filing with accession number 0001132716-25-000017
Filed by CIK 0001132716
Persons authorized to receive notices and communications: Charles Mathys, One North Wacker Drive, Chicago, Illinois (IL), 60606, (312) 525-4114

## Reporting persons
- OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC) (CIK 0001132716): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 918,210; shared voting power 0; sole dispositive power 918,210; shared dispositive power 0; aggregate amount beneficially owned 918,210 (4.9% of the class)
  Comment: Voting and dispositive power includes an aggregate 776,810 obtainable upon the exercise of the Warrants and the conversion of the Notes beneficially owned by the Reporting Person, with each subject to the Blockers.
  Percent of class is calculated based on (i) 17,962,173 Common Shares outstanding as of August 15, 2025, as disclosed on the Issuer's Report of Foreign Private Issuer filed the SEC on August 15, 2025, plus (ii) an aggregate 776,810 Common Shares obtainable upon the exercise of the Warrants and the conversion of the Notes beneficially owned by the Reporting Person, which Common Shares have been added to the total Common Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, SUITE 3200, BAY ADELAIDE CENTRE, TORONTO, Ontario Canada (A6), M5H 0B4
Comment: This Amendment No. 1 (the 'Amendment') amends and supplements the Schedule 13D filed by the Reporting Person on July 25, 2025 (the 'Original Schedule 13D' and, as amended and supplemented by this Amendment, the 'Schedule 13D'), with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Residence or business address: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Present principal occupation or employment: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Criminal convictions in the last five years: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Civil proceedings (securities laws) in the last five years: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Citizenship: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction: See attached Exhibit 'Items_1_through_7_Full_Details' for complete description.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Transactions in the class effected during the past sixty days: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Per Comment in Item 1: Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See attached Exhibit 'Items_1_through_7_Full_Details' for complete description.

## Signatures
- OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC): /s/ Charles Mathys, Charles Mathys, Chief Compliance Officer (08/25/2025)